Felix Gray, Inc.

Financial Statements and Report

Unaudited

December 31, 2021

Felix Gray, Inc.

Index to Financial Statements

Felix Gray

These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of Felix Gray, Inc., prepared in good faith in line with generally accepted accounting principles ("GAAP").

Signed,

David Roger

Co-Founder of Felix Gray

July 13, 2022

Felix Gray, Inc.

Balance Sheet

As of December 31,		2021		2020
ASSETS				
Current Assets				
Cash		543,969.94		2,252,018.88
Accounts Receivable		295,011.45		141,211.63
Other Current Assets		1,340,576.53		1,291,727.20
Total Current Assets	$	**2,179,557.92**	$	**3,684,957.71**
Fixed Assets		50,951.35		50,951.35
Other Assets		20,421.49		20,421.49
TOTAL ASSETS	$	**2,250,930.76**	$	**3,756,330.55**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable		1,089,848.56		746,698.45
Credit Cards		364,342.83		416,143.51
Other Current Liabilities		225,874.08		631,972.72
Total Current Liabilities	$	**1,680,065.47**	$	**1,794,814.68**
Long-Term Liabilities		1,226,835.33		1,038,932
Total Liabilities	$	**2,906,900.80**	$	**2,833,746.68**
Equity		-655,970.04		922,583.87
TOTAL LIABILITIES AND EQUITY	$	**2,250,930.76**	$	**3,756,330.55**

See accompanying notes to financial statements.

Felix Gray, Inc.

Statement of Operations

For the Year Ended December 31,		2021		2020
Income				
Total Gross Revenues	$	6,565,501.98	$	11,794,543.83
Total Contra Revenue	-$	1,129,768.35	-$	1,831,359.28
Total Income	$	**5,435,733.63**	$	**9,963,184.55**
Gross Profit	$	3,686,969.85	$	6,571,637.47
Total Expenses	$	6,215,929.72	$	7,876,783.04
Net Operating Income	-$	**2,528,959.87**	-$	**1,305,145.57**
Total Other Income	$	487,881.46	$	14,488.62
Total Other Expenses	$	149,631.89	$	136,647.38
Net Other Income	$	338,249.57	-$	122,158.76
Net Income	-$	**2,190,710.30**	-$	**1,427,304.33**

See accompanying notes to financial statements.

Felix Gray, Inc.

Statement of Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance – January 1, 2020	$132	$6,456,504	($5,525,228)	$931,408
Contributions	-	$1,418,480	-	$1,418,480
Stock-based compensation	-	-	-	-
Net loss	-	-	($1,427,304)	($1,427,304)
Balance – December 31, 2020	$132	$7,874,984	($6,952,532)	$922,584
Balance – January 1, 2021	$132	$7,874,984	($6,952,532)	$922,584
Contributions	-	$612,156	-	$612,156
Stock-based compensation	-	-	-	-
Net loss	-	-	($2,190,710)	($2,190,710)
Balance – December 31, 2021	$132	$8,487,140	($9,143,242)	($655,970)

See accompanying notes to financial statements.

Felix Gray, Inc.

Statement of Cash Flows

For the year ended December 31,		2021		2020
OPERATING ACTIVITIES				
Net Income		-2,190,710.30		-1,427,304.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	317,298.36	$	225,031.41
Net cash provided by operating activities	-$	2,508,008.66	-$	1,202,272.92
INVESTING ACTIVITIES				
Net cash provided by investing activities	$	0.00	-$	2,041.94
FINANCING ACTIVITIES				
Net cash provided by financing activities	$	799,959.72	$	1,840,485.10
Net cash increase for period	-$	1,708,048.94	$	636,170.24

See accompanying notes to financial statements.

Felix Gray, Inc.

Notes to Financial Statements

1. Organization and Nature of Business

Felix Gray, Inc. d/b/a Felix Gray (the "Company") was incorporated in Delaware on September 28, 2015 as a C-Corp. The Company began operations as an LLC in Q1 2015 and migrated to a C-Corp on the aforementioned date. The Company is an eyewear retailer, providing best-in-class Blue Light glasses primarily through its online site as well as through retailers nationwide.

2. Summary of Significant Accounting Policies

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Accounting

The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company recognizes revenue when product is shipped to customers.

Cash

Cash consists of all cash balances in various bank accounts. The Company has not held any cash equivalents, such as money market funds. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Accounts Receivable

The Company's receivables are recorded when billed and represent claims against third parties that will be settled in cash.

Other Current Assets

Other current asset accounts include cash receivables, various prepaid expenses and inventory costs. Cash receivables include outstanding amounts from software partners (merchant providers, etc.) such as Affirm, Amazon, and Shopify. Prepaid expenses comprise a variety of vendors providing services for fulfillment and marketing initiatives. Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market.

Other Current Liabilities

Major other current liabilities accounts include sale taxes payable, deferred revenues, accrued expenses, gift card liabilities and short-term debt.

Long-Term Liabilities

Includes long-term debt facilities. At year-end December 31, 2021, debt balances outstanding included the following:

- $730,762 outstanding on the Company's $1mm revolving credit facility with Assembled Brands. The credit facility allows the Company to borrow against its inventory and accounts receivable.

- $346,073 outstanding on the Company's subordinated debt facility with Grand Avenue Investments.

- $150,000 outstanding on the Company's EIDL loan which was received as part of the federal small business loan program supporting small businesses' recovery from the COVID-19 disaster's economic impacts.